UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73916 / December 23, 2014

Admin. Proc. File No. 3-16105

In the Matter of

ADARNA ENERGY CORPORATION,
BLUEDATA CORPORATION,
BRAMPTON CREST INTERNATIONAL, INC.,
COVENANT GROUP OF CHINA INC.,
NETCO INVESTMENTS, INC.
ONETRAVEL HOLDINGS, INC., and
PDG ENVIRONMENTAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Adarna Energy Corporation, Bluedata Corporation,
Brampton Crest International, Inc., Covenant Group of China Inc., Netco Investments, Inc.,
OneTravel Holdings, Inc., or PDG Environmental, Inc., and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to Adarna Energy Corporation, Bluedata Corporation,
Brampton Crest International, Inc., Covenant Group of China Inc., Netco Investments, Inc.,
OneTravel Holdings, Inc., and PDG Environmental, Inc. The order contained in that decision is

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Adarna Energy Corp., Bluedata Corp., Brampton Crest Int'l, Inc., Covenant Group of China
Inc., Mobile Area Networks, Inc., Netco Invs., Inc. OneTravel Holdings, Inc., and PDG Envtl.,
Inc.,* Initial Decision Rel. No. 699 (Oct. 23, 2014), 110 SEC Docket 01, 2014 WL 6664204. The
stock symbols and Central Index Key numbers are: ADRN and 1127242 for Adarna Energy
Corp.; 1511863 for Bluedata Corp.; BRCI and 1321002 for Brampton Crest International, Inc.;
CVGC and 1410725 for Covenant Group of China Inc.; NCVT and 1518510 for Netco
Investments, Inc.; OTVLQ and 722839 for OneTravel Holdings, Inc.; and PDGE and 771485 for
PDG Environmental, Inc.

hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Adarna Energy Corporation, Bluedata Corporation, Brampton Crest International, Inc., Covenant Group of China Inc., Netco Investments, Inc., OneTravel Holdings, Inc., and PDG Environmental, Inc., are hereby revoked

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 699
ADMINISTRATIVE PROCEEDING
File No. 3-16105

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADARNA ENERGY CORPORATION, BLUEDATA CORPORATION, BRAMPTON CREST INTERNATIONAL, INC., COVENANT GROUP OF CHINA INC., MOBILE AREA NETWORKS, INC., NETCO INVESTMENTS, INC. ONETRAVEL HOLDINGS, INC., and PDG ENVIRONMENTAL, INC.,	INITIAL DECISION OF DEFAULT AS TO SEVEN RESPONDENTS October 23, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Adarna Energy Corporation, Bluedata Corporation, Brampton Crest International, Inc., Covenant Group of China Inc., Netco Investments, Inc., OneTravel Holdings, Inc., and PDG Environmental, Inc. (collectively, the Seven Respondents).[1] The revocations are based on the Seven Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

[1] This Initial Decision does not apply to Respondent Mobile Area Networks, Inc. During the prehearing conference held on October 10, 2014, the Division of Enforcement reported that Mobile had recently filed deficient Forms 10-K and 10-Q. The Division's memorandum explaining whether Mobile has filed all of its overdue reports and whether the reports that it has filed are deficient is due on October 31, 2014. *Adarna Energy Corp.*, Admin Proc. Rulings Release No. 1905, 2014 SEC LEXIS 3817 (Oct. 10, 2014). The Division and Mobile have until October 31, 2014, to file any motions for summary disposition. *Id.*

INTRODUCTION

On September 15, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Seven Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. On October 1, 2014, I issued an order notifying the parties that a telephonic prehearing conference would be held on October 10, 2014. *Adarna Energy Corp.*, Admin Proc. Rulings Release No. 1871, 2014 SEC LEXIS 3705. I also found that Respondents were served with the OIP by September 17, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 30, 2014. *Id.* I further ordered Respondents to show cause by October 10, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* To date, none of the Seven Respondents has filed an Answer, responded to the Order to Show Cause, or appeared at the telephonic prehearing conference held on October 10, 2014.

FINDINGS OF FACT

The Seven Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Adarna, Central Index Key (CIK) No. 1127242, is a Delaware corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Adarna is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012. As of September 4, 2014, the common stock of Adarna was quoted on OTC Link operated by OTC Markets Group Inc. (formerly Pink Sheets) (OTC Link), had no market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bluedata, CIK No. 1511863, is a delinquent Delaware corporation located in Morrisville, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bluedata is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $31,207 for the prior nine months. As of September 4, 2014, Bluedata's common stock was not publicly quoted or traded.

Brampton, CIK No. 1321002, is a revoked Nevada corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brampton is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $241,870 for the prior nine months. As of September 5, 2014, Brampton's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule15c2-11(f)(3).

Covenant, CIK No. 1410725, is a revoked Nevada corporation located in Bala Cynwyd, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Covenant is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010. As of September 5, 2014, the common stock of Covenant was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Netco, CIK No. 1518510, is an involuntarily dissolved Texas corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Netco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $1,093,251 for the prior six months. On May 29, 2007, Netco filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Texas, which was closed on May 6, 2009. As of September 5, 2014, the common stock of Netco was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

OneTravel, CIK No. 722839, is a void Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OneTravel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2005, which reported a net loss of $11,137,000 for the prior nine months. On July 7, 2006, OneTravel filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Texas, which was converted to a Chapter 7 proceeding on December 19, 2006, and was closed on July 22, 2009. As of September 4, 2014, OneTravel's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PDG, CIK No. 771485, is a void Delaware corporation located in Pittsburgh, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PDG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2009, which reported a net loss of $3,611,000 for the prior nine months. As of September 4, 2014, PDG's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Seven Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Seven Respondents failed to file timely periodic reports. As a result, the Seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Seven Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Seven Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Seven Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act

Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Seven Respondents have not answered the OIP, appeared at the pre-hearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Seven Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Adarna Energy Corporation, Bluedata Corporation, Brampton Crest International, Inc., Covenant Group of China Inc., Netco Investments, Inc., OneTravel Holdings, Inc., and PDG Environmental, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge